TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto, prepared in accordance with IFRS for the three month period ended March 31, 2011 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2010, prepared in accordance with Canadian GAAP, the related MD&A, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of June 7, 2011. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

FINANCIAL HIGHLIGHTS

SUMMARY OF FINANCIAL DATA	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2011	2010
Financial Data
Revenues	$58,801	$75,508
Net earnings	5,753	77,059
Per share (“EPS”) [1]	0.03	0.42
Adjusted net earnings [2]	10,794	7,283
Per share (“adjusted EPS”) [1]	0.06	0.04
EBITDA [2]	14,863	123,689
Adjusted EBITDA [2]	19,904	20,906
Capital expenditures	6,799	8,399
	March 31,	December 31,
	2011	2010
Cash and equivalents	193,057	211,793
Non-cash working capital [2]	37,696	2,871
Net debt (cash) [2]	(156,592)	(173,460)
Equity	484,754	463,276

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Adjusted net earnings, adjusted EPS, EBITDA, adjusted EBITDA, non-cash working capital and net debt (cash) are non-GAAP financial performance measures with no standard definition under IFRS. See pages 15-18 of this MD&A.

FIRST QUARTER RESULTS

  Total revenues decreased 22% to $58.8 million in the quarter compared to the prior-year quarter, reflecting our 75% share of the results for the Gibraltar mine this quarter compared to 100% last year. This impact was mitigated by higher realized prices in first quarter 2011.
  Adjusted net earnings for the first quarter were $10.8 million, an increase over adjusted net earnings of $7.3 million for the prior-year period. The increase in adjusted net earnings reflects higher realized cash margins realized on copper sales due to a higher market copper price, offset by the reduced ownership in Gibraltar. Adjusted EPS for the first quarter 2011 was $0.06 compared to $0.04 for the first quarter 2010.
  Adjusted EBITDA for the first quarter 2011 was $19.9 million, a decrease over adjusted EBITDA of $20.9 million for the prior-year period.
  Our share of Gibraltar’s copper production and sales volumes for first quarter 2011 were 14.4 million pounds and 12.8 million pounds, respectively. In first quarter 2010, copper production and sales volumes were 23.2 million pounds and 20.5 million pounds, respectively. The decrease in production and sales volumes reflects the formation of the Gibraltar joint venture on March 31, 2010.
  Total cash costs of sales were US$2.08 per pound, up US$0.41 per pound or 25% compared to the first quarter 2010. Total cash costs were negatively impacted by the 17% decrease in copper production at Gibraltar, the strengthening of the Canadian dollar, and cost increases, but were positively impacted by higher by-product credits as a result of an increase in molybdenum production.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

RECENT DEVELOPMENTS

Adoption of IFRS

We adopted IFRS effective January 1, 2011. The financial results discussed in the MD&A were prepared in accordance with IFRS, including the relevant prior-year comparative amounts. While the conversion did not have a significant impact on our earnings for the period, certain components within the income statement have been reclassified. The conversion did result in a net decrease in net assets on the balance sheet primarily as a result of the increase in the provision for environmental rehabilitation, partially offset by a reversal of impairment adjustments made upon transition to IFRS. We also changed our depreciation accounting policy with respect to mining equipment and buildings and retrospectively applied the impact, which contributed to the decrease in net assets. The move to IFRS may result in greater volatility in our earnings due to the requirement to record and/or reverse impairments when market conditions dictate. For a discussion of our significant accounting policies, refer to note 2 of the Financial Statements.

Gibraltar Development Plan 3

During the first quarter 2011, we announced our plans to proceed with an expansion at Gibraltar. The Gibraltar Development Plan 3 (“GDP3”) will include construction of a new concentrator to complement the existing 55,000 tons per day (“tpd”) facility, increasing annual production capacity to 180 million pounds of copper at life of mine average grade. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The capital cost for the concentrator facility is estimated to be $235 million and approximately $90 million for the additional mining equipment. The estimated $325 million total capital cost represents 100% of the outlays required; our share is expected to be 75% of that amount.

Senior notes issuance

In April 2011, we completed a public offering of US$200.0 million aggregate principal amount of its senior notes due in 2019 (the "Notes"). We intend to use the net proceeds from the offering of the Notes primarily to fund GDP3.

Gibraltar reserve update

In May 2011, we announced an 80% increase in mineral reserves at the Gibraltar mine, from 445 million tons to 802 million tons. The reserve evaluation maintained a 0.20% copper cut-off, incorporating a US$2.25 -per-pound pit shell design across the five pits that make up the Gibraltar deposit. The previous reserve update completed in 2008 used a US$1.75 -per-pound pit shell for the Gibraltar Extension and US$1.50 per pound for all other areas. Approximately 1.8 billion pounds of recoverable copper were added to the previous reserve of 2.5 billion pounds for a total of 4.3 billion recoverable pounds of copper. Molybdenum reserves increased from 30 million pounds to nearly 60 million pounds.

After the completion of GDP3, the Gibraltar ore body will be capable of supporting mining operations of 30 million tons of ore per year, production capacity of 180 million pounds of copper and 2.2 million pounds of molybdenum. The 4.3 billion pounds of recoverable copper will sustain operations at Gibraltar over the next 27 years at the increased production capacity levels.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

FINANCIAL PERFORMANCE

Earnings

In first quarter 2011, we recorded net earnings of $5.8 million compared to net earnings of $77.1 million in the first quarter 2010. Adjusted net earnings were $10.8 million in first quarter 2011, compared to $8.5 million in first quarter 2010. The decrease in net earnings compared to first quarter 2010 is primarily driven by the recognition of a pre-tax $98.3 million gain realized on the formation of the Gibraltar joint venture at the end of first quarter 2010. The increase in adjusted net earnings compared to the prior-year quarter reflects higher realized cash margins on copper sales due to higher market copper prices, offset by our 75% share of the results for the Gibraltar mine this quarter compared to 100% in the prior year, lower copper production at Gibraltar and higher production costs.

The significant adjusting items in first quarter 2011 include: $4.0 million of foreign currency translation losses related to our US-dollar denominated cash and accounts receivable balances; $0.5 million of unrealized losses on our copper put option contracts; and a $0.5 million change in fair value on warrants held in a public company. We remove the foreign currency translation impact and the unrealized losses on the derivative instruments from our adjusted net earnings measure as they are not indicative of a realized economic loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative positions are reflected in net earnings in the period in which the position is settled.

EBITDA was $14.8 million in first quarter 2011, compared to EBITDA of $123.7 million in first quarter 2010. Adjusted EBITDA was $19.9 million in first quarter 2011, compared to $20.9 million in the prior-year quarter. The slight decrease in adjusted EBITDA compared to the prior-year quarter reflects lower copper sales volumes and higher total cash costs during first quarter 2011, mitigated by higher realized cash margins on copper sales due to higher market copper prices.

Revenues

In first quarter 2011, copper revenues totaled $53.9 million, down 24% compared to the first quarter 2010, primarily due to lower copper sales volumes, partially offset by higher realized copper prices. Our share of the Gibraltar mine’s sales volumes was down 38%, as a result of recognizing 75% of the Gibraltar mine’s sales volumes in first quarter 2011 compared to 100% in the prior-year quarter and reduced Gibraltar mine copper production in first quarter 2011. Realized copper prices of US$4.28 per pound in first quarter 2011 were up 30% compared to first quarter 2010, reflecting the increase in market copper prices, which averaged US$4.38 per pound in first quarter 2011, compared to US$3.29 per pound in the prior-year quarter.

Molybdenum revenues totaled $4.0 million in first quarter 2011, down 5% compared to the prior-year quarter. There were silver sales of $0.9 million during first quarter 2011.

Cost of sales

Cost of sales was $33.6 million in first quarter 2011, which includes depreciation expense of $2.4 million. This compares to $43.6 million in cost of sales, including $3.5 million in depreciation expense, recorded in first quarter 2010. The 23% decrease in cost of sales quarter over quarter reflects the 38% reduction in copper sales volumes in first quarter 2011 compared to the prior-year quarter (as explained above in Revenues), offset by higher direct mining costs including higher labour, repairs and maintenance, diesel, electricity, grinding media and explosives costs, as well as higher treatment, refining and transportation costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Other expenses and income

General and administrative expenses for first quarter 2011 were $6.6 million, down from $7.4 million in the prior-year quarter. The decrease is due to a $1.2 million reduction in share-based compensation expense in 2011, partially offset by higher cash compensation costs due to headcount increases in our engineering group.

Exploration and evaluation expense in first quarter 2011 was $0.4 million, down 62% compared to the same period last year. The decrease in exploration and evaluation expenses in first quarter 2011 is primarily a result of a decreased level spending on the Prosperity project, partially offset by an increase in activity on the Aley project.

Other operating expense was $0.7 million in first quarter 2011 compared to $0.2 million in first quarter 2010. Included in the first quarter 2011 expense is $0.9 million of realized and unrealized losses on the derivatives used in our copper price protection program, offset by $0.2 million in management fees earned in our capacity as operator for the Gibraltar mine. In first quarter 2010, realized losses on the derivatives used in our copper price protection program were largely offset by unrealized gains on copper derivatives, resulting in a net expense of $0.2 million.

On March 31, 2010, we entered into an agreement with Cariboo Copper Corp. (“Cariboo”) whereby we contributed certain assets and liabilities of the Gibraltar mine into an unincorporated joint venture and Cariboo paid the Company $186.8 million to acquire a 25% interest in the joint venture. As a result of this transaction, we recognized a non-recurring gain in the amount of $98.3 million in first quarter 2010.

Finance expenses incurred in the first quarter 2011 were $6.2 million, up 32% compared to $4.6 million in the first quarter 2010. Included in the first quarter 2011 finance expenses were net foreign exchange losses of $4.5 million, whereas net foreign exchange gains were realized in first quarter 2010 and are therefore included in finance income for that period. Included in the first quarter 2010 finance expenses were $2.1 million in non-recurring losses on the extinguishment of debt. Interest expense was $1.0 million in first quarter 2011, down from $2.1 million incurred in first quarter 2010 primarily as a result of the repayment of debt facilities during first quarter 2010. There was a $0.5 million change in the fair value of warrants the Company holds within its portfolio of investments that was recognized as a finance cost during the first quarter 2011.

Finance income was $1.9 million in first quarter 2011, down 27% compared to the prior-year quarter primarily due to the inclusion of $0.6 million in foreign exchange gains and $0.3 million in gains on the sale of marketable securities in the prior-year quarter.

Income tax

Income tax expense was $7.4 million in first quarter 2011, consisting of a current tax estimate of $4.1 million mainly due to taxable income generated at the Gibraltar mine and deferred tax expense of $3.3 million. The underlying effective tax rate for income in first quarter 2011 was 56.3% . The difference in the effective tax rate from the expected statutory rate of 26.5% was primarily due to the movement in deferred taxes related to BC Mineral taxes, which accounted for approximately 20% of the difference. In addition, permanent differences such as share-based compensation accounted for approximately 10% of the difference. Other items such as the impact of the reduction of corporate tax rates had a minor impact on the effective tax rate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

REVIEW OF OPERATIONS AND PROJECTS

Gibraltar mine

OPERATING STATISTICS (100% BASIS)	Three months ended March 31,
	2011	2010
Tons mined (millions)	14.0	11.5
Tons milled (millions)	3.2	3.6
Stripping ratio	2.5	2.2
Copper
Grade (%)	0.337	0.355
Recovery (%)	89.8	89.8
Production (million pounds)	19.2	23.2
Sales (million pounds)	16.6	20.4
Molybdenum
Grade (%)	0.013	0.014
Recovery (%)	36.7	21.5
Production (thousand pounds)	316.5	194.0
Sales (thousand pounds)	308.5	210.0
Copper cathode
Production (million pounds)	0.1	nil
Sales (million pounds)	0.4	0.1
Per unit data [1]
Operating cash costs [2] (US$ per pound)	$2.08	$1.41
By-product credits [3] (US$ per pound)	($0.35)	($0.20)
Offsite costs for treatment & refining and transport [3] (US$ per pound)	$0.37	$0.34
Total cash costs of production (US$ per pound)	$2.10	$1.55
Total cash costs of production (Cdn$ per pound)	$2.07	$1.62
Total cash costs of sales (US$ per pound)	$2.08	$1.65
Total cash costs of sales (Cdn$ per pound)	$2.05	$1.71

1 Operating cash costs, total cash costs of production and total cash costs of sales are non-GAAP financial performance measures with no standard definition under IFRS. See pages 15-18 of the Company’s MD&A.
2 Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs, such as share-based compensation and depreciation, have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period, divided by the total pounds of copper produced during the period.

The Gibraltar mine’s first quarter 2011 copper production was 19.3 million pounds, down 17% compared to first quarter 2010. First quarter 2011 copper production was hampered by harsh winter conditions in January and February, an unscheduled four-day maintenance down and lower head grade. The Gibraltar concentrator, however, continued to perform well on copper recovery.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Molybdenum production during first quarter 2011 was 316.5 thousand pounds, up 63% compared to the prior-year quarter, largely due to a 71% increase in molybdenum recovery. The recovery increase was a result of operational and technical improvements to the molybdenum separation circuit.

In first quarter 2011, operating cash costs per pound of copper produced averaged US$2.08, a 48% increase over the US$1.41 averaged during first quarter 2010. Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general and administrative costs, maintenance and repair costs, operating supplies and external services. Operating cash costs were adversely impacted in first quarter 2011 by the higher strip ratio, reduction in copper production, the strengthening of the Canadian dollar compared to the US dollar, and increased direct mining costs including higher labour, repairs and maintenance, diesel, electricity, grinding media and explosives costs. Offsite costs for treatment and refining and transportation increased to US$0.37 per pound of copper produced in first quarter 2011, compared to US$0.34 per pound in the prior-year quarter. These cost increases were mitigated by a 77% increase in by-product credits during the first quarter 2011 to US$0.35 per pound of copper produced. By-product credits are comprised of molybdenum and silver sales during the quarter, divided by the total pounds of copper produced during the same period.

Total cash costs of production[1] for the three-months ended March 31, 2010	US$1.55
Impact of:
Strengthening Canadian dollar	0.09
Lower copper production volumes	0.24
Cost increases:
Labour	0.10
Repairs and maintenance	0.05
Diesel	0.04
Electricity	0.03
Grinding media	0.03
Explosives	0.02
Other	0.07
Treatment and refining costs and transportation costs	0.03
By-product credits:
Molybdenum	(0.11)
Silver	(0.04)
Total cash costs of production[1] for the three-months ended March 31, 2011	US$2.10

1 Total cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 15-18 of the Company’s MD&A.

During the quarter, mine production was hindered by equipment availability along with adverse weather conditions during January and February. Explosives and diesel input costs also have risen sharply, resulting in a significant impact on the operation’s costs in the mine.

The mill experienced throughput shortages during the quarter due to weather-related ore handling issues in the secondary crusher circuit. The completion of construction of the SAG direct feed system will eliminate the secondary crusher bottleneck and increase Gibraltar's daily milling capacity by more than 20% over that achieved in 2010, especially in winter conditions, and was completed in May 2011.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

As a result of the production shortfalls experienced in the first quarter 2011, our outlook for total copper production at the Gibraltar mine is now between 90 and 92 million pounds, down from the previously-announced estimate of 95 million pounds.

Gibraltar Development Plan (“GDP3”)

During the first quarter 2011, Taseko announced plans to proceed with an investment at Gibraltar to significantly increase mill throughput. GDP3 will include construction of a new 30,000-tpd concentrator to complement the existing 55,000 tpd facility, increasing annual production capacity to 180 million pounds of copper at life of mine average grade. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The capital cost for the concentrator facility is estimated to be $235 million and approximately $90 million for the additional mining equipment. The estimated $325 million total capital cost represents 100% of the outlays required; our share is expected to be 75% of that amount.

Engineering and procurement for GDP3 is well underway, with Ausenco being awarded the Engineering Procurement and Construction Management (‘EPCM’) contract for the infrastructure portion of the project. All major mining and milling equipment has been secured and delivery schedules are set. Construction activity is scheduled to commence in June, with commissioning scheduled for December of 2012.

New Prosperity project

In November 2010, the Federal Minister of Environment announced that the Prosperity project, as proposed, would not be granted Federal authorization to proceed. Taseko suspended work on detailed engineering and permitting after the Federal announcement. We have, since that time, reviewed and revised our plans for the project and have put forth a new design proposal which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to concerns identified during the Federal review process and in February 2011, the Company submitted a new Project Description to the Federal Government. The Federal Government subsequently requested additional information, which we have supplied as a revised project description on June 6, 2011.

With the project description in hand, we expect the Canadian Environmental Assessment Agency (CEAA) to confirm the adequacy of the revised project description. The Federal Government has up to 90 days to: coordinate with the Province of British Columbia, prepare a detailed background document, including project scope, and launch the Environmental Assessment review. We expect the Environmental Assessment review to commence by September 2011.

Aley project

The Company completed a significant exploration program on the Aley deposit in the summer of 2010 and, in January 2011, announced that assay results from this program indicate strong potential for development of a major niobium deposit and mine operation.

Our 2010 exploration program comprised geological mapping and diamond drilling of 23 drill holes for a total of 4,460 metres. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts range up to over 200 metres in length; the true widths will be determined by further delineation drilling. Niobium mineralization intersected is close to surface, highly continuous and is open to expansion in at least three directions and to depth. Please see the Company’s press release dated January 10, 2011 and our website for further information on the 2010 program.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

We plan to accelerate work on the project in 2011, with a comprehensive work program including improved road access, exploration and geotechnical drilling, metallurgical test work and environmental baseline studies. We believe there is a strong market for niobium in steel production and an excellent opportunity for development if the deposit is confirmed.

FINANCIAL CONDITION REVIEW

Balance Sheet review

Total assets were $695.7 million at March 31, 2011, representing a decrease of $5.0 million from the total assets at December 31, 2010. The decrease was represented by modest net reductions in current assets and an increase of $3.8 million in property, plant and equipment.

Our asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. Our current assets include cash, accounts receivable, marketable securities and inventories (supplies and production inventories), along with other current assets that are primarily prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to our shipping and cash settlement schedules, which provide for payment typically either one or four months after the month of arrival at the receiving port.

Total liabilities decreased by $26.5 million, or 11%, from $237.4 million at December 31, 2010 to $210.9 million at March 31, 2011. This reduction was primarily the result of an income tax payment of $24.2 million made during the first quarter related to the impact of the joint venture transaction on 2010 taxable income.

As at June 7, 2011, there were 195,234,595 common shares outstanding. In addition, there were 12,643,300 director, employee and contractor stock options outstanding with exercise prices ranging between $1.00 and $5.74 per share. More information on these instruments and the terms of their conversion is set out in note 14 of our 2010 year-end financial statements.

Liquidity, Cash Flow and Capital Resources

At March 31, 2011, the Company had cash and equivalents of $193.1 million, as compared to $211.8 million at December 31, 2010. We maintained our strategy of retaining significant liquidity to fund operations and the GDP3 expansion. The US$200.0 million Notes offering which we closed in April 2011 further augments this liquidity.

The Company’s primary source of liquidity is operating cash flow. In the first quarter of 2011, operating cash flow was a negative $3.0 million primarily as a result of the income tax payment referenced in the Balance Sheet review discussion. Additionally, the operating cash flow in the first quarter of 2011 reflects the formation of the Gibraltar joint venture on March 31, 2010 and the corresponding 25% decrease in our share of the Gibraltar mine’s operating cash flow from first quarter 2010 to first quarter 2011.

The principal use of operating cash flows is capital expenditures. With the issuance of the Notes, a future use of operating cash flow may be repayment of debt.

Future changes in market copper and molybdenum prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources to address our capital needs and minimize our weighted average cost of capital.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Cash used in investing activities in the first quarter of 2011 amounted to $15.9 million principally due to capital expenditures of $6.8 million and investments in marketable securities of $9.1 million. The comparable for the first quarter of 2010 was $180.8 million of cash generated by investing activities principally reflecting the $187.7 million of cash received for the 25% contribution to the joint venture, offset by capital expenditures of $8.4 million.

Cash provided by financing activities was $3.7 million for the quarter ended March 31, 2011. This reflects the proceeds from common shares issued under the at-the-market facility (one million shares at US$6.05) along with employee stock options exercised, offset by debt repayments on capital leases and related interest expense. This compares to a use of cash used in financing activities for the corresponding period last year of $51.6 million primarily related to the prepayment of the senior credit facility.

Commitments and Contingencies

The Company expects to incur capital expenditures during the next five years for both the Gibraltar mine and projects. The other projects are at various stages of development, from preliminary exploration through to permitting. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles.

The Company announced during the first quarter 2011 its plans to proceed with an expansion at Gibraltar. The Gibraltar Development Plan 3 (“GDP3”) will include construction of a new concentrator to complement the existing 55,000 tons per day (“tpd”) facility, increasing annual production capacity to 180 million pounds of copper at life of mine average grade. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The capital cost for the concentrator facility is estimated to be $235 million and approximately $90 million for the additional mining equipment. The estimated $325 million total capital cost represents 100% of the outlays required; the Company’s share is expected to be 75% of that amount. However, proceeding with GDP3 will require the consent of Cariboo, which has a consent right over the approval of any operating plan and budget or capital budget, which results in 30% or greater variance from the long-term mine plan which was provided to Cariboo prior to establishing the joint venture. On March 29, 2011, Taseko made a proposal to Cariboo that Taseko would fund 100% of the GDP3 expansion pending Cariboo either electing to pay its 25% share prior to completion of construction, plus interest, or if Cariboo did not so elect by that time, Taseko would recover Cariboo’s share of the project costs that it had funded through priority on all the positive cash flow from the expansion after which the parties would revert back to 75:25 for all of the Gibraltar mine operations. On April 4, 2011, Cariboo confirmed that, based on the GDP3 presentation made by Taseko, but subject to any subsequent changes in circumstances that would have an adverse effect on the Gibraltar mine or Cariboo’s rights under the Joint Venture Operating Agreement (as determined in Cariboo’s reasonable discretion), Cariboo does not intend to veto or otherwise prevent Taseko from proceeding with the expansion project while Taseko’s proposal remains under consideration by Cariboo.

As at March 31, 2011, capital commitments totaled $35 million on a 100% basis. There have been no other material changes to the Company’s contractual obligations during the first quarter 2011.

SUMMARY OF QUARTERLY RESULTS

	2011	2010					2009 [2]
(Cdn$ in thousands,	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
except per share amounts)
Revenues	58,801	108,959	37,540	56,453	75,508	55,966	40,132	52,632
Net earnings (loss)	5,753	25,840	999	44,936	77,059	(2,003)	(2,349)	11,405
EPS [1]	0.03	0.14	0.01	0.24	0.42	(0.01)	(0.01)	0.07
1 Calculated using weighted average number of shares outstanding under the basic method.
2 Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Our financial results for the last eight quarters reflect: volatile copper and molybdenum prices that impact realized sales price; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing production costs primarily caused by inflationary pressures. The net earnings in first quarter 2010 include a pretax gain of $98.3 million on the contribution to the joint venture.

IFRS

We adopted IFRS effective January 1, 2011. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is our first reporting period under IFRS. For a discussion of our significant accounting policies, refer to note 2 of the Financial Statements.

Elected exemptions

IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. We elected to take the following IFRS 1 optional exemptions as of the transition date of January 1, 2010:

  Not to apply the requirements of IFRS 3, Business Combinations, and restate business combinations that occurred prior to the transition date.
  To apply the requirements of IFRS 2, Share-based Payments, to share options granted which had not vested as at the transition date.
  To apply the borrowing cost exemption and to prospectively apply IAS 23, Borrowing Costs.
  To not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The simplified approach to calculating the net book value of the asset related to the provision for environmental rehabilitation (“PER”) was applied. The PER calculated on the transition date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, was discounted back to the date the liability first arose, at which date the corresponding asset was set up, and then accumulated depreciation was recalculated as at the transition date.

Impact of adoption of IFRS on financial reporting

The following tables contain summaries of the adjustments to equity and to total comprehensive income as a result of the adoption of IFRS. The transition to IFRS has resulted in numerous financial statement presentation changes. A description of each of the adjustments and financial statement presentation change is outlined in note 19 of the Financial Statements.

	December 31,	March 31,	January 1,
(Cdn$ in thousands)	2010	2010	2010
Equity under GAAP	$469,951	$388,452	$296,693
Change in accounting policy for depreciation	(4,253)	(3,309)	(3,585)
Reversal of impairment	3,338	3,410	4,574
Provision for environmental rehabilitation	(6,822)	(6,404)	(8,385)
Share-based compensation	-	-	-
Deferred income tax	1,062	563	1,684
Equity under IFRS	$463,276	$382,712	$290,981

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

	Three months ended	Year ended
(Cdn$ in thousands)	March 31, 2010	December 31, 2010
Total Comprehensive Income under GAAP	$76,164	$150,271
Change in accounting policy for depreciation	(827)	(1,771)
Reversal of impairment	(27)	(99)
Provision for environmental rehabilitation	(155)	(572)
Share-based compensation	638	1,149
Deferred income tax	88	586
Gain on contribution to joint venture	893	893
Total Comprehensive Income under IFRS	$76,774	$150,457

The conversion to IFRS did not have an impact on total cash costs of production per pound of copper or total cash costs of sales per pound of copper.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the Financial Statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Our internal control system over financial reporting was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Our internal control system over disclosure controls and procedures was designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company. Our processes were designed to ensure that the information disclosed by the Company is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

Other than changes related to our conversion to IFRS, there have been no changes in our internal control over financial reporting and disclosure during the period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During first quarter 2011, the Company incurred general and administrative expenses of $0.5 million, exploration and evaluation expenses of $0.2 million, and prepaid rent of $1.0 million with HDSI.

The Gibraltar joint venture pays a management fee to the Company for services rendered as operator of the Gibraltar mine. During first quarter 2011, the Company has earned $0.2 million of other operating income for these services rendered.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total cash costs per pound

Total cash costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less non-cash items such as depreciation and share-based compensation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total cash costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total cash costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

	Three months ended March 31,
(Cdn$ in thousands, unless otherwise indicated)	2011	2010
Cost of sales	$33,575	$43,572
Less non-cash items:
Depreciation	2,400	3,496
Share-based compensation	86	-
Less by-product credits:
Molybdenum	4,066	4,291
Other metal sales	878	665
Total cash costs of sales	$26,145	$35,120
Total copper sold (thousand pounds)	12,755	20,490
Total cash costs per pound sold	$2.05	$1.71
Average exchange rate for the period (CAD/USD)	0.9859	1.0409
Total cash costs of sales (US$ per pound)	$2.08	$1.65

Total cash costs of sales	$26,145	$35,120
Net change in inventory	3,774	2,324
Total cash costs of production	$29,919	$37,444
Total copper produced (thousand pounds)	14,437	23,154
Total cash costs per pound produced	$2.07	$1.62
Average exchange rate for the period (CAD/USD)	0.9859	1.0409
Total cash costs of production (US$ per pound)	$2.10	$1.55

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Cash margins

Cash margins represent average realized copper price per pound sold less total cash costs of sales per pound.

	Three months ended March 31,
(Cdn$ in thousands, unless otherwise indicated)	2011	2010
Average realized copper price sales (US$ per pound)	$4.28	$3.29
Less:
Total cash costs of sales (US$ per pound)	$2.08	$1.65
Cash margin (US$ per pound)	$2.20	$1.64

Operating profit

Operating profit represents gross profit less general and administrative expenses.

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2011	2010
Gross profit	$25,226	$31,936
Less:
General and administrative	6,622	7,366
Total cash costs of sales	$18,604	$24,570

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2011	2010
Net earnings	$5,753	$77,059
Unrealized (gain)/loss on derivative instruments	486	(7,491)
Gain on sale of marketable securities	-	(349)
Changes in fair value of financial instruments	529	-
Foreign currency translation losses	4,026	1,196
Loss on extinguishment of debt	-	2,136
Gain on contribution to joint venture, net of tax effect	-	(65,268)
Adjusted net earnings	$10,794	$7,283
Adjusted EPS	$0.06	$0.04

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. We believe issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

We present adjusted EBITDA as a further supplemental measure of our performance and ability to service debt. We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we consider non-recurring or do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBIDA certain items of income that we believe are not likely to recur or are not indicative of our future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

While some of the adjustments are recurring, we believe the elimination of the gain on the contribution to the joint venture, loss on the extinguishment of debt, and gains/losses on the sale of marketable securities do not reflect the underlying performance of our core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2011	2010
Net earnings	$5,753	$77,059
Add:
Depreciation	2,594	3,518
Interest expense	955	2,101
Interest income	(1,878)	(1,630)
Income tax expense	7,439	42,641
EBITDA	$14,863	$123,689
Adjustments:
Unrealized loss (gain) on derivative instruments	486	(7,491)
Gain on sale of marketable securities	-	(349)
Changes in fair value of financial instruments	529	-
Foreign currency translation losses	4,026	1,196
Loss on extinguishment of debt	-	2,136
Gain on contribution to joint venture	-	(98,275)
Adjusted EBITDA	$19,904	$20,906